SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.625% CONVERTIBLE SENIOR NOTES DUE 2026
(Title of Class of Securities)

457461AA9

457461AB7

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601
(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$79,941,871.88	$9,161.34

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 4.625% Senior Convertible Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 14, 2011, there was $78,135,000 in aggregate principal amount of Notes outstanding and it is expected that there will be accrued and unpaid interest due equal to $23.125 per $1,000 principal amount of the Notes, resulting in an aggregate maximum purchase price of $79,941,871.88.

**

Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to

SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) initially filed with the Securities and Exchange Commission on October 17, 2011 by Inland Real Estate Corporation (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 4.625% Senior Convertible Notes due 2026 (the “Notes”) to sell the Notes at the Holder’s option, and the obligation of the Company to repurchase a selling Holder’s Notes, as set forth in the Company Notice to Holders of 4.625% Senior Convertible Notes due 2026, dated October 17, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Holders’ right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 12:00 midnight, New York City time, on November 14, 2011 (the “Expiration Date”). The Company has been advised by Wells Fargo Bank, National Association, as paying agent (the “Trustee” or “Paying Agent” or “Conversion Agent”), that Notes in an aggregate principal amount of $76,417,000 were validly surrendered and not withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date. The Company has accepted for purchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount, plus accrued and unpaid interest to, but not including, November 15, 2011, the repurchase date for the Put Option. The Company has delivered the aggregate purchase price of $78,184,143.13 for the accepted Notes, which includes accrued and unpaid interest, to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, $1,718,000 in aggregate principal amount of the Notes remains outstanding.

Items 1 through 3 and 5 through 11.

The Company Notice to Holders is hereby amended and supplemented by striking the following from the section under the heading entitled “Certain U.S. Federal Income Tax Consequences:”

“TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY REGULATIONS GOVERNING PRACTICE BEFORE THE INTERNAL REVENUE SERVICE, ANY ADVICE CONTAINED IN THIS DISCUSSION CONCERNING TAX ISSUES CANNOT BE USED, AND IS NOT INTENDED TO BE USED, FOR (1) THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OR (2) THE PROMOTION, MARKETING OR RECOMMENDATION OF ANY TRANSACTION OR MATTER DISCUSSED BELOW.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011	INLAND REAL ESTATE CORPORATION

	By:	/s/ Brett A. Brown
Brett A. Brown
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Company Notice to Holders of 4.625% Senior Convertible Notes due 2026, dated October 17, 2011.*

(a)(5)	Press Release issued on October 17, 2011.*

(b)

Fourth Amended and Restated Credit Agreement, dated as of June 24, 2010, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Banc of America Securities LLC as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as Lender and Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; and the other entities which may become parties as additional Lenders (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 24, 2010, as filed with the SEC on June 28, 2010 (file number 001-32185)).

(d)(i)

Inland Real Estate Corporation 4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)), as supplemented by the First Supplemental Indenture (previously filed and incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated May 17, 2010, as filed by the Registrant with the Securities and Exchange Commission on May 18, 2010 (file number 001-32185))).

(d)(ii)

Form of 4.625% Convertible Senior Note due 2026 (Incorporated by reference to Exhibit A-1 of Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)).

(d)(iii)

Registration Rights Agreement dated as of November 13, 2006 between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)).

(d)(iv)

Fourth Articles of Amendment and Restatement of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 9, 2005 (file number 001-32185)).

(d)(v)

Articles Supplementary to the Fourth Articles of Amendment and Restatement of the Registrant designating the 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 8-A dated October 4, 2011, as filed with the SEC on October 4, 2011 (file number 001-32185)).

(d)(vi)

Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated April 19, 2010, as filed with the SEC on April 23, 2010 (file number 001-32185)).

(d)(vii)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582)).

(d)(viii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185)).

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(d)(ix)

Inland Real Estate Corporation 5.0% Convertible Senior Notes due 2029 Indenture dated August 10, 2010 between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185)).

(d)(x)

Form of 5.0% Convertible Senior Note due 2029 (Incorporated by reference to Exhibit A of Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185)).

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and Mark E. Zalatoris, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xiv)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xv)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xvi)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185)).

(d)(xvii)	Form of Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin.*

(d)(xviii)	Form of Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation.*

(d)(xix)

Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent.*

(g)	Not applicable.

(h)	Not applicable.

* Previously Filed.

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